FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Primero Mining Corp. (formerly Mala Noche Resources Corp.)
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Item 2 Date of Material Change

August 6, 2010

Item 3 News Release

A news release was issued by Primero Mining Corp (the “Company”) on August 6, 2010 and distributed through Marketwire.

Item 4 Summary of Material Change

On August 6, 2010, the Company announced that it had closed the acquisition of the San Dimas gold-silver mine and associated assets from subsidiaries of Goldcorp Inc.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On August 6, 2010, the Company announced that it had closed the acquisition (the “Acquisition”) of the San Dimas gold-silver mines (the “San Dimas Mines”) and associated assets from subsidiaries of Goldcorp Inc. (the “Vendors”). The purchase price paid to the Vendors was US$510 million, paid by way of US$216 million in cash, 31,151,200 common shares of the Company, a US$60 million convertible note and a US$50 million 5-year note. The common shares issued in connection with the Acquisition represent 36% of the outstanding common shares of the Company. The convertible note has an initial term of one year, will be repayable in cash or, at the option of the Company and subject to shareholder approval, common shares of the Company, and is convertible by the holder at any time at a conversion price of $6.00 per share. If the Company elects to pay in shares, the note holder may elect to extend the maturity date for an additional year provided that the Company will not be obligated to issue any more shares than it would have issued on the initial maturity date.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Wade Nesmith
Executive Chairman
Primero Mining Corp.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Telephone: 604-895-7450

Item 9 Date of Report

August 16, 2010

Forward Looking Statements

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.